Filed by Mylan Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mylan Inc.

Commission File No.: 1-9114

To: Abbott employees planned to transfer to Mylan

Dear all,

As 2014 draws to a close, we look forward to entering the home stretch of our shared effort to plan for the successful combination of the Abbott EPD Developed Markets business with Mylan. We continue to expect the transaction to close in the first quarter of 2015.

Over the last several weeks, teams of Mylan’s leaders met in person with some of their future colleagues from the Abbott EPD Developed Markets business – starting in Basel for integration planning workshops and then moving on to country visits to meet with the local Abbott teams in Canada, the U.K., France, Germany, Italy, Poland, Spain, Belgium, Czech Republic, Australia and Japan. We look forward to meeting with the leadership of remaining countries.

The objectives of these meetings were to enhance our understanding of the Abbott EPD Developed Markets business in each of these markets and to discuss their unique dynamics and begin identifying ways we might leverage our respective strengths to bring additional value to all of them. The visits also allowed participants to learn how each organization conducts activities such as marketing and sales, portfolio management, supply chain, sales and operations planning, medical affairs, pharmacovigilance, manufacturing and finance. In addition, the meetings gave us an opportunity to hear firsthand about how your local teams access and leverage the services and support provided by Basel and compare those practices with Mylan’s.

The resulting insights proved energizing as everyone seemed to appreciate more deeply than ever the tremendous opportunity that the combination of our businesses will create. Further, the visits truly underscored the complementary nature of our respective cultures as leaders on both sides demonstrated a sincere willingness to learn from one another and voiced their enthusiastic commitment to unlocking the full value of the combined business.

These very positive interactions give us more confidence than ever that, by working together, we will be able to seamlessly integrate our organizations and ensure business continuity, create greater commercial stability in each market, and become even more meaningful to those we serve.

We have said many times that people are truly Mylan’s most important asset, and we greatly look forward to the knowledge, experience and passion that our teams will bring to each other. We are doing all we can to make sure that when you join our family after the global close of the transaction you feel warmly welcomed and motivated to tap into the many opportunities you’ll have here to grow personally and professionally.

We would like to thank all of you for your continued support of these all-important pre-integration activities.

Finally, we also would like to wish you, on behalf of the entire Mylan family, happy holidays and all the best for a healthy and prosperous new year.

Sincerely,

Heather Bresch CEO	Rajiv Malik President

Cautionary Statements Regarding Forward-Looking Information

This letter may contain “forward-looking statements.” These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements about the proposed acquisition (the “Transaction”) by a new public company organized in the Netherlands (“New Mylan”) of both Mylan Inc. (“Mylan”) and Abbott Laboratories’ (“Abbott”) non-U.S. developed markets specialty and branded generics business (the “Business”), the expected timetable for completing the Transaction, benefits and synergies of the Transaction, future opportunities for the combined company and products and any other statements regarding the combined company’s, Mylan’s and the Business’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. These may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the ability to meet expectations regarding the accounting and tax treatments and the timing and consummation of the Transaction; changes in relevant tax and other laws; the ability to consummate the Transaction; the conditions to the consummation of the Transaction, including the receipt of approval of the Mylan shareholders; the regulatory approvals required for the Transaction not being obtained on the terms expected or on the anticipated schedule; the integration of the Business being more difficult, time-consuming, or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the Transaction; the retention of certain key employees of the Business being difficult; the possibility that the combined company may be unable to achieve expected synergies and operating efficiencies in connection with the Transaction within the expected time frames or at all and to successfully integrate the Business; expected or targeted future financial and operating performance and results; the capacity (prior to or after consummation of the Transaction) to bring new products to market, including but not limited to where Mylan or the combined company uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impacts of competition; changes in the economic and financial conditions of Mylan’s business, the combined company, or the Business; the inherent challenges, risks, and costs in identifying, acquiring and integrating complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2013, as updated by Mylan’s Current Report on Form 8-K filed on August 6, 2014, Mylan’s Quarterly Report on Form 10-Q for the period ended June 30, 2014, Mylan’s Quarterly Report on Form 10-Q for the period ended September 30, 2014, and its other filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with Mylan, New Mylan, the Business and the Transaction are also more fully discussed in the proxy statement/prospectus included in the Registration Statement on Form S-4 that New Moon B.V. (referred to herein as New Mylan) filed with the SEC on November 5, 2014, as amended on December 9, 2014, in connection with the Transaction (the “Registration Statement”). You can access Mylan and New Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this letter.

Additional Information and Where to Find It

In connection with the Transaction, New Mylan filed with the SEC the Registration Statement that includes a proxy statement of Mylan that also constitutes a prospectus of New Mylan (which Registration Statement has not yet been declared effective). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT MYLAN, NEW MYLAN, THE BUSINESS AND THE TRANSACTION. A definitive proxy statement will be sent to shareholders of Mylan seeking approval of the Transaction after the Registration Statement is declared effective. The proxy statement/prospectus and other documents relating to the Transaction can be obtained free of charge from the SEC website at www.sec.gov.

Participants in Solicitation

This letter is not a solicitation of a proxy from any investor or shareholder. However, Mylan, New Mylan and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. Information regarding Mylan’s directors and executive officers may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 10, 2014 and in the proxy statement/prospectus included in the Registration Statement. Information regarding New Mylan’s directors and executive officers may be found in the proxy statement/prospectus included in the Registration Statement. These documents can be obtained free of charge from the SEC.

Non-Solicitation

This letter shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.